UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March     , 2015

Commission File Number 001-31930

ATLATSA RESOURCES CORPORATION

(Translation of registrant’s name into English)

15th Floor, 1040 West Georgia Street,

Vancouver, British Columbia, Canada, V6E 4H8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press Release – Atlatsa Announces Audited Results for the quarter and year ended December 31, 2014.

Document 1

ATLATSA ANNOUNCES AUDITED RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2014

Key features for the 2014 financial year:

•	Bokoni Mine achieved its highest production volume since 2006

•	Sales revenues increased 21.4% year-on-year to $237.4 million

•	Total tonnes milled increased 14.3% to 1,743,781

•	Increase of 13.9% in 4E PGM* ounces produced to 194,036

•	Cash unit cost increase below mining inflation

•	Disappointing safety performance with lost-time injury frequency rate (“LTIFR”) at 0.98 per 200,000 hours worked

March 31, 2015 Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; NYSE MKT: ATL; JSE: ATL) announces its operating and financial results for the quarter and year ended December 31, 2014. This release should be read together with the Company’s audited consolidated financial statements for the year ended December 31, 2014 (the “Consolidated Financial Statements”) and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) filed on www.sec.gov and www.sedar.com, which are also available at www.atlatsa.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

*	4E PGM means platinum group metals comprising: platinum, palladium, rhodium and gold.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Standard Bank of South Africa Limited

Prudence Lebina, Head: Investor Relations	Charmane Russell	Natalie Di-Sante

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 721 6125

Email: prudencel@atlatsa.com	Mobile: +27 82 372 5816	Email: Natalie.di-sante@standardbank.co.za

Bokoni Mine operating and financial performance

Set out below are summaries of the key operating and financial results for the Bokoni Mine for the quarter and year ended December 31, 2014.

Operating results		FY 2014	FY 2013	% change	4Q2014	4Q2013	% change
Tonnes delivered	t	1,745,245	1,524,491	14.5	356,156	404,797	(12.0)

Tonnes milled	t	1,743,781	1,525,945	14.3	454,030	425,125	6.8

Recovered grade	g/t milled, PGM	3.6	3.6	0.5	3.4	3.3	3.6

PGM oz produced	oz	194,036	170,295	13.9	48,414	43,739	10.7

UG2 milled to underground output	%	27.6	32.0	(13.7)	26.3	29.2	(9.8)

Primary development	metres	10,735	11,054	(2.9)	2,448	3,227	(24.1)

Capital expenditure	$m	35.1	51.2	(31.5)	6.1	13.5	(54.9)

Operating cost/tonne milled	ZAR/t	1,284	1,197	(7.3)	1,246	1,264	1.4

Operating cost/PGM oz	ZAR/PGM oz	11,540	10,728	(7.6)	11,690	12,289	4.9
Lost Time Injury Frequency Rate (LTIFR)	Per 200,000 hours worked	0.98	0.90	(8.9)	0.77	0.86	10.5

Financial results
Expressed in Canadian Dollars (000’s)	FY 2014	FY 2013	% change	4Q2014	4Q2013	% change

Revenue	237,391	195,621	21.4	54,611	47,948	13.9

Cash operating costs	(227,981)	(195,911)	(16.4)	(64,198)	(58,548)	(9.7)

Cash operating profit	9,410	(290)	3,344.8	(9,587)	(10,600)	9.6

Cash operating margin (%)	4.0	(0.2)	2,776.3	(17.6)	(22.1)	20.6

EBITDA**	1,975	21,558	(90.8)	(10,605)	(15,319)	30.8

**

EBITDA means earnings before net finance costs, income tax, depreciation and amortization. EBITDA is not a recognized measure under International Financial Reporting Standards (“IFRS”) and should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of  Atlatsa’s liquidity and cash flows. While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes, Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers. See the section entitled “Segment Information” of the Consolidated Financial Statements for a reconciliation of EBITDA to net income / (loss).

Safety and health

Bokoni Mine’s LTIFR was 0.98 per 200,000 hours worked compared to 0.90 in 2013, a decrease of 8.9%. Five Section 54 safety stoppages were imposed by the South African Department of Mineral Resources (“DMR”) at the operations, resulting in a loss of 1,622 4E PGM ounces. The disappointing safety performance was largely attributable to employee behaviour of not adhering to safety standards and procedures. The Bokoni Mine management has intensified safety awareness and training at the operations and continues to re-iterate the principle of zero harm to all stakeholders.

On October 8, 2014, Bokoni suspended operations at its Klipfontein opencast mine as a result of a fatal injury to a community member from the Mosotsi community village. Investigations into the incident are still under way to determine whether the fatality was as a result of mining operations. Operations at the western section of the Klipfontein opencast mine resumed on November 3, 2014, while operations at the eastern section, which is in close proximity to the Mosotsi Village, remain suspended. The DMR has scheduled an inquiry into the incident for the end of April 2015.

Atlatsa is pleased with the 70% increase in voluntary enrolment for HIV/Aids counselling and testing as well as a 12% decrease in reportable tuberculosis cases as a result of various heightened awareness campaigns on health and wellness.

Operational results

The Bokoni Mine increased tonnes milled by 14.3% to 1,743,781 tonnes, resulting in an increased production of 194,036 4E PGM ounces in fiscal 2014 compared to 170,295 4E PGM ounces during the 2013 financial year. This increase is attributable to better operating efficiencies, improved mining flexibility and improved grade control.

Development decreased by 2.9% year-on-year to 10,735 metres as planned, following a strategic decision to reduce development to a level sufficient to meet the Bokoni Mine’s stoping flexibility requirements. More emphasis is being placed on pothole management with a focus on secondary development to improve face length available for mining.

Recoveries at the concentrator plant decreased by 0.2% to 89.6% and 1.3% to 85.6% for the Merensky and UG2 concentrate, respectively, as a result of an increase in throughput and processing of lower grade ore from the opencast operation.

The Brakfontein Merensky and Middelpunt Hill UG2 development shafts remain in their ramp-up phase as per the mine plan and are on target to achieve steady state production levels of 100,000tpm and 60,000tpm, respectively, by 2018. The mill gap between installed processing capacity (160,000tpm) and current underground ore production (140,000tpm) will continue to be filled by ore generated from the opencast operation, which will be managed on a flexible volume basis to produce sufficient material for this purpose.

Financial results

Revenue increased 21.4% year-on-year to $237.4 million as a result of the 13.9% increase in total 4E PGM ounces produced (194,036 compared to 170,295), and was boosted by a 12.4% weakening of the average ZAR against the US$ over the period, from ZAR9.65/US$ in 2013 to ZAR10.85/US$ in 2014. The average US$ price realised during the current period declined marginally by 0.5% from US$1,112 per 4E PGM ounce to US$1,107 per 4E PGM ounce.

Total cash operating costs were 16.4% higher reflecting the higher volumes sold. In addition to increased production, the cost increase is largely attributable to:

•	10.8% increase in labour costs as a result of annual wage increases and an increase in production bonus payments during the year;

•	42.2% increase in contractor costs as a result of increased tonnes delivered at the Klipfontein opencast mine;

•	13.9% increase in stores costs due to an increase in square metres mined and increased working cost development;

•	10.0% increase in utility costs as a result of increased production and an 8% rate increase in the power tariff by Eskom Holdings Limited; and

•	24.0% increase in sundries due to a 40.0% increase in the cost of spare parts and maintenance related to drilling equipment mainly used at the Brakfontein shaft.

Total Bokoni Mine capital expenditure for the year ended December 31, 2014 was $35.1 million, compared to $51.2 million for 2013, comprising 29% sustaining capital and 71% project expansion capital associated with the two key ramp-up shaft operations. The 31.5% decrease in capital expenditure is as a result of a strategic decision by management to employ a “just in time” approach to capital development at the operations in an effort to reduce cash flow expenditure through improved capital discipline, without compromising Bokoni mine’s development plan.

Financial results – Atlatsa
Expressed in Canadian Dollars (000’s)	FY 2014	FY 2013	% change	Q4 2014	Q4 2013	% change

Revenue	237,391	195,621	21.4	54,611	47,948	13.9

Cost of sales	(264,758)	(233,776)	(13.3)	(71,365)	(67,202)	(6.2)

Gross loss	(27,367)	(38,155)	28.3	(16,754)	(19,255)	13.0

General, administrative and other expenses	(12,742)	197,940	(106.4)	(4,764)	176,024	(102.7)

Operating (loss) / profit	(40,110)	159,785	(125.1)	(21,518)	156,769	(113.7)

Net finance costs	(15,973)	(56,062)	71.5	(4,659)	(12,268)	62.0

Income tax	6,532	(3,853)	269.5	1,967	(11,297)	(117.4)

(Loss) / profit for the period	(49,550)	99,869	(149.6)	(24,210)	133,204	(118.2)

(Loss) / profit attributable to Atlatsa shareholders	(24,609)	199,492	(112.3)	(12,240)	227,828	(105.4)

Basic (loss) / profit per share – cents	(5)	47	(110.6)	(2)	(3)	33.3

Headline loss per share – cents***	(4)	(10)	60	(2)	(3)	33.3

***

Headline loss per share is not a recognized measure under IFRS and should not be construed as an alternative to basic earnings or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa. It is an additional earnings number used as a way of dividing the IFRS reported profit between re-measurements that are more closely aligned to the operating / trading activities of the entity, and the platform used to create those results. The starting point is basic earnings excluding “separately identifiable re-measurements” (as defined in Circular 2/2013 issued by the South African Institute of  Chartered Accountants), net of related tax (both current and deferred) and related non-controlling interest other than re-measurements specifically included in headline earnings (“included re-measurements”, as defined).

Earnings

The basic and diluted loss deteriorated by 110.6% to 5 cents per share and 110.9% to 5 cents per share, respectively, compared to basic and diluted profit of 47 and 46 cents per share, respectively, in 2013.

For comparative purposes, adjusting for $243.6 million net profit on disposal of mineral properties generated in 2013, the loss per share improved by 60% to 4 cents per share compared to 10 cents per share in 2013.

The calculation of headline loss per share for the year ended December 31, 2014 is based on headline loss of $23.6 million (2013: $43.8 million). The following adjustments to profit / (loss) attributable to owners of the Company were taken into account in the calculation:

Headline earnings
Expressed in Canadian Dollars (000’s)	FY 2014	FY 2013

Profit/(Loss) attributable to shareholders of the Company	(24,609)	199,492

Profit on disposal of mineral property	—	(171,113)

Minority interest in disposal of mineral property	—	(72,339)

(Gain) / loss on disposal of property, plant and equipment	(4)	36

Write down of assets	1,050	—

Tax effect	—	141

Headline loss attributable to owners of the company	(23,563)	(43,784)

Issued share capital

As at December 31, 2014 Atlatsa had 554,288,473 issued and outstanding common shares.

Other matters

On November 10, 2014, Anglo American Platinum Limited (“Anglo Platinum”) agreed in principle to provide additional financial support to the Company up to a maximum of $41.8 million (ZAR422 million) to March 31, 2016. This support will be required by Atlatsa in the event of unforeseen circumstances not within the Company’s control that may result in Bokoni Mine not meeting its planned cash forecasts, and subject to certain terms and conditions being met, as described in greater detail in Section 1.11 “Liquidity” of the MD&A and under “Going Concern” in note 2 to the Consolidated Financial Statements. The parties are currently in advanced negotiations regarding the definitive terms associated with these financial arrangements, which will be more fully described once definitive agreements are completed.

Atlatsa continues to engage with Anglo Platinum and the DMR surrounding Anglo Platinum’s announcement on its potential exit from the Bokoni joint venture.

Outlook

The Bokoni Mine remains an operation in development with its key Brakfontein Merensky and Middelpunt Hill UG2 development shafts remaining in their ramp-up phase and on target to achieve planned steady state production by 2018. In a challenging economic environment for South African PGM producers, mine management continues to focus on various initiatives to improve operational efficiencies, disciplined capital allocation and cost management, without comprising Bokoni Mine’s existing ramp up plan. Safety remains a focus area for the mine as the safety of all employees and contractors across underground and opencast mining operations as well as that of our community members, remains of paramount importance to our operations.

Queries:

On behalf of Atlatsa

Prudence Lebina

Head of Investor Relations

Office: +27 11 779 6800

Email: PrudenceL@atlatsa.com

JSE Sponsor:

The Standard Bank of South Africa Limited

Natalie Di-Sante

Office: +27 11 721 6125

Russell and Associates

Pam McLeod

Office: +27 11 880 3924

Email: pam@rair.co.za

Cautionary note regarding forward-looking information

This document contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that are based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements are made, including statements relating to anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; the Bokoni Mine will maintain production levels in accordance with mine operating plan; the Bokoni Mine operating plan will continue to be implemented as expected and will achieve improvements in production and operational efficiencies as anticipated; the Company will be able to satisfy the terms and conditions of its letter of support from Anglo Platinum, dated November 10, 2014, as described in Section 1.11 “Liquidity” in the MD&A and under “Going Concern” in note 2 of the Consolidated Financial Statements; the Platreef Projects will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns, strikes or community unrest are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•

uncertainties related to the Company’s ability to satisfy the terms and conditions of its letter of support from Anglo Platinum, dated November 10, 2014, as described in Section 1.11 “Liquidity” in the MD&A and under “Going Concern” in note 2 of the Consolidated Financial Statements;

•	uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan;

•	uncertainties related to continued implementation of the Bokoni Mine operating plan and opencast mining;

•	uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related continued availability of capital and financing;

•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;

•

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

•	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

•	expected effective future tax rates in jurisdictions in which our operations are located;

•	the protection of the health and safety of mine workers; and

•	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. Dollar, Canadian Dollar and South African Rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

•

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate;

•	the effect of HIV/AIDS on labour force availability and turnover; and

•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and other disclosure documents available at www.sedar.com and with the United States Securities and Exchange Commission, available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date:	March 31, 2015	By:	/s/ BOIPELO LEKUBO
			Name:	Boipelo Lekubo
			Title:	Chief Financial Officer